Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED ANNOUNCES CLOSURE OF VIP GAMING ROOMS AT GALAXY MACAU AND STARWORLD

Expects to Generate Total Annual Savings of US$4.0 Million

Hong Kong, China – September 13, 2016 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced that as part of its comprehensive strategic review of its VIP gaming room operations in Macau, it has closed its VIP gaming rooms at the Galaxy Macau and StarWorld, effective September 10, and terminated its agreements with Sang Heng and Sang Lung Gaming Promotion Ltd. relating to those facilities.

IKGH believes the closure of both facilities will generate total annual savings of approximately US$4.0 million. The strategic review of IKGH’s operations in Macau remains ongoing, and IKGH anticipates taking additional action to reduce its operating expenses and preserve its capital position in due course.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in March 2016, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. VIP gaming rooms are located at the City of Dreams Macau in Cotai and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Contact:

Ryan Yip

+853 2782 3425

ryany@ikghcl.com

James Preissler

646-450-8808

preissj@ikghcl.com